Tuesday, October 24, 2006
Vivendi Has Filed a Racketeer Influenced and
Corrupt Organizations Act Complaint Against T-Mobile
PARIS — NEW YORK — Vivendi announced today that it filed last night a Racketeer Influenced and Corrupt Organizations Act (RICO) complaint in federal court in the State of Washington, charging that T-Mobile has illegally appropriated Vivendi’s $2.5 billion investment in one of Poland’s leading mobile telecommunications operators, Polska Telefonia Cyfrowa sp. zo.o. (PTC), through a pattern of fraud and racketeering.
Named in the complaint are T-Mobile USA, Inc., T-Mobile Deutschland Gmbh, Deutsche Telekom AG and Mr. Zygmunt Solorz-Zak, who controls another Polish company, Elektrim S.A., which is Vivendi’s joint-venture partner for its investment in PTC.
This case involves two companies, Vivendi and T-Mobile, that have substantial business activities in the United States, one of whom (T-Mobile) colluded with Mr. Solorz-Zak in a pattern of racketeering activity over U.S. wires as part of an unlawful scheme to take over an enterprise, PTC, and corrupt another enterprise, Elektrim.
“Vivendi considers that T-Mobile and Mr. Solorz’ Elektrim illegally appropriated its $2.5 billion investment in PTC and, at every turn, have defied court orders. By filing this Racketeer Influenced and Corrupt Organizations Act complaint, Vivendi asks the court for a simple remedy: give us back our money or our PTC shares. Fairness and justice must prevail,” Mr. Lévy, Chairman of the Management of Board of Vivendi, said.
A webcast of the press conference -— to be held today in New York City at 10 a.m. EST/ 3 p.m. GMT/ 4 p.m. GMT +1 — can be found at: www.vivendi.com (listen only).
Details for accessing the press conference, live or via teleconference or webcast, are below.

When:	Tuesday, October 24, 2006, 10 a.m. EST — New York
3 p.m. GMT — London
4 p.m. GMT +1 — Paris/Berlin/Warsaw

Where:	New York
Waldorf Hotel, 301 Park Avenue, New York, NY 10022
(The Hilton Room, Park Avenue Side, Main Lobby Area )

Warsaw
Hotel Sheraton, Sofia Room, Prusa 2, Warsaw

Webcast,	Listen Only: www.vivendi.com

Telephone Conference Call-in Information:

English, USA/Canada:	+1 877 726 16 94	/ Code 952 33 05
English, International:	+1 706 634 99 02	/ Code 952 33 05
French:	0800 900 053	/ Code 952 41 35
Polish:	00800 111 36 30	/ Code 952 50 42
German:	0800 181 52 87	/ Code 952 46 60
     Back-up: +1 706 634 99 02 / Code = your language of choice from above list.
CONTACTS VIVENDI :

Media	Investor Relations

Paris	Paris

Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 1 71 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 1 71 71 12 33
Alain Delrieu	Agnès de Leersnyder
+33 (0) 1 71 71 10 86	+33 (0) 1 71 71 30 45

New York	New York

Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.8961
Important disclaimer:
This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance or results in pending litigation or otherwise. Actual results may differ materially from the forward-looking statements and business and litigation strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks described in the documents Vivendi has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi. Vivendi does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.